

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Tom Adams
In-House Counsel
Rockley Photonics Holdings Ltd
3rd Floor 1 Ashley Road
Altrincham, Cheshire
United Kingdom, WA14 2DT

> **Re: Rockley Photonics Holdings Ltd**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Filed May 28, 2021**
> **File No. 333-255019**

Dear Mr. Adams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2021 letter.

Amendment No. 1 to Form S-4

Q: What interests do SC Health's current officers and directors have in the Business Combination, page 21

1.   We note your revisions in response to comment 5. Please add the price that the Sponsor and the directors and officers paid for the ordinary shares and warrants.

Certain Rockley Projected Financial Information, page 142

2.   Refer to the disclosure in the last full paragraph on page 143. Please provide a legal analysis that describes the basis for your apparent belief that you can limit your obligation to update your prospectus in this manner. In particular, these assertions do not appear

consistent with the requirements of Item 408 of Regulation C and your proposed use of the prospectus over a period of time in connection with a continuous offering of shares pursuant to the exchange offer.

<u>Unaudited Pro Forma Condensed Combined Statement of Operations, page 182</u>

3.   It appears that the adjustments eliminating the change in fair value of debt instruments on pages 182 and 183 should be cross-referenced to footnote *h* instead of footnote *g*. Please revise to correctly cross-reference, or advise us.

<u>Exhibit 23.1, page X-23</u>

4.   Please have WithumSmith+Brown, PC revise its consent to correctly refer to its updated report of May 25, 2021.

You may contact Effie Simpson at 202-551-3346 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing